UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 27, 2022

GEMINI THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39438	85-1612845
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

297 Boston Post Road #248, Wayland, MA1	01778
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 401-4400

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	GMTX	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

1	The Company does not currently maintain a physical headquarters but maintains a mailing address at 297 Boston Post Road #248, Wayland, MA 01778.

Item 7.01.	Regulation FD Disclosure.

As previously announced, on August 9, 2022, Gemini Therapeutics, Inc., a Delaware corporation (“Gemini” or the “Company”), Gemstone Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gemini (“Merger Sub”), and Disc Medicine, Inc., a Delaware corporation (“Disc”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Disc, with Disc continuing as a wholly owned subsidiary of Gemini and the surviving corporation of the merger (the “Merger”).

On December 27, 2022, Disc issued a press release announcing that the US Food and Drug Administration granted Orphan Drug Designation to bitopertin for the treatment of erythropoietic protoporphyria. The full text of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Furnished as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference are social media posts posted by Disc on LinkedIn and Twitter on December 27, 2022 regarding the announcement of the presentations.

The information in this Current Report on Form 8-K and the exhibits attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements (including within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”)) concerning Gemini, Disc, the proposed transaction and other matters. These forward-looking statements include express or implied statements relating to Gemini’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Gemini, Disc or the proposed transaction will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Gemini’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the conditions to the closing of the transaction are not satisfied, including the failure to obtain stockholder approval for the transaction; and those factors described under the heading “Risk Factors” in the Gemini’s most recent Annual Report on Form 10-K filed with the SEC and the definitive proxy/prospectus filed by Gemini with the SEC on December 2, 2022, as well as discussions of potential risks, uncertainties, and other important factors included in later filings, including any Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Should one or more of these risks or uncertainties materialize, or should any of Gemini’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. It is not possible to predict or identify all such risks. Gemini’s forward-looking statements only speak as of the date they are made, and Gemini does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between Gemini and Disc, Gemini filed with the SEC a registration statement on Form S-4, as amended, containing a definitive proxy statement/prospectus of Gemini. The registration statement was declared effective by the SEC on December 2, 2022, and the special meeting of Gemini stockholders is scheduled to be held on December 28, 2022. GEMINI URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GEMINI, DISC, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the definitive proxy statement/prospectus and other documents filed by Gemini with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders should note that Gemini communicates with investors and the public using its website (www.geminitherapeutics.com) and the investor relations website (https://investors.geminitherapeutics.com/) where anyone is able to obtain free copies of the proxy statement/prospectus and other documents filed by Gemini with the SEC and stockholders are urged to read the proxy statement/prospectus/information statement and the other relevant materials before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Gemini, Disc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Gemini’s directors and executive officers is included in Gemini’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference as filed with the SEC, and the definitive proxy/prospectus filed by Gemini with the SEC on December 2, 2022, and any amendments thereto as filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press release issued by Disc Medicine, Inc. on December 27, 2022

99.2	Social media posts, posted by Disc Medicine, Inc. on December 27, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GEMINI THERAPEUTICS, INC.

Date: December 27, 2022	By:	/s/ Georges Gemayel
	Name:	Dr. Georges Gemayel
	Title:	Interim President and Chief Executive Officer

Exhibit 99.1

Disc Medicine Receives FDA Orphan Drug Designation for Bitopertin for the Treatment of Erythropoietic Protoporphyria

WATERTOWN, Mass. (December 27, 2022) –Disc Medicine, Inc. (“Disc”), a clinical-stage biopharmaceutical company focused on the discovery, development, and commercialization of novel treatments for patients suffering from serious hematologic diseases, announced today that the U.S. Food and Drug Administration (“FDA”) granted Orphan Drug Designation to bitopertin for the treatment of erythropoietic protoporphyria (“EPP”). Bitopertin is an investigational oral, selective inhibitor of glycine transporter 1 (“GlyT1”) designed to modulate heme biosynthesis, and has been shown in preclinical studies to reduce accumulation of protoporphyrin IX (“PPIX”), the toxic metabolite that causes disease pathology in EPP patients. It is currently being studied in two ongoing Phase 2 studies in EPP, AURORA (NCT05308472) and BEACON (ACTRN12622000799752).

“Receiving orphan drug designation for bitopertin is incredibly encouraging and validates our commitment to bring a potential new treatment to EPP patients,” said John Quisel, J.D., Ph.D., Chief Executive Officer and President of Disc. “We are eagerly awaiting the results of our ongoing Phase 2 trials and look forward to collaborating with the FDA to progress bitopertin through clinical development.”

FDA Orphan Drug Designation may be granted to investigational drugs or biological products which show promise in treating rare medical diseases or conditions that affect fewer than 200,000 people in the United States. By receiving Orphan Drug Designation, bitopertin can benefit from certain development incentives and seven years of market exclusivity, subject to regulatory approval.

About EPP

EPP is a rare, debilitating and potentially life-threatening diseases caused by mutations that affect heme biosynthesis, resulting in the accumulation of a toxic, photoactive intermediate, PPIX. This causes severe reactions when patients are exposed to sunlight, characterized by excruciating pain, edema, burning sensations and potential blistering and disfigurement. PPIX also accumulates in the hepatobiliary system and can result in complications including gallstones, cholestasis, and liver damage in 20-30% of patients and in extreme cases liver failure. Current standard of care involves extreme measures to avoid sunlight, including restricting outdoor activities to nighttime, use of protective clothing and opaque shields, and pain management. This has a significant impact on the psychosocial development, quality of life, and daily activities of patients, particularly in young children and families. There is currently no cure for EPP and only one FDA-approved therapy, a surgically implanted synthetic hormone designed to stimulate melanin production called Scenesse® (afamelanotide).

About Bitopertin

Bitopertin is a clinical-stage, orally administered inhibitor of GlyT1 that is designed to modulate heme biosynthesis. GlyT1 is a membrane transporter expressed on developing red blood cells and is required to supply sufficient glycine for heme biosynthesis and support erythropoiesis. The safety profile and effects of bitopertin on heme biosynthesis were previously established in a comprehensive clinical program comprising over 4,000 individuals across multiple clinical studies. Disc is planning to develop bitopertin as a potential treatment for a range of hematologic diseases beginning with EPP and X-linked protoporphyria (“XLP”). In preclinical models of EPP and XLP, bitopertin was shown to significantly decrease PPIX, a toxic intermediate of heme biosynthesis which is the underlying cause of the disease.

Bitopertin is an experimental agent and is not approved for use as a therapy in any jurisdiction worldwide. Disc obtained global rights to bitopertin under a license agreement from Roche in May 2021.

About Disc Medicine, Inc.

Disc is a clinical-stage biopharmaceutical company that is dedicated to transforming the lives of patients with hematologic disorders. We are building a portfolio of innovative, potential first-in-class therapeutic candidates that affect fundamental pathways of red blood cell biology. We are committed to developing treatments that empower and bring hope to the many patients who suffer from hematologic diseases. In August 2022, Disc announced it entered into a definitive merger agreement with Gemini Therapeutics, Inc. (NASDAQ:GMTX) (“Gemini”). For more information, please visit www.discmedicine.com.

Disc Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws concerning the proposed transaction between Disc and Gemini including whether and when the proposed transaction will be consummated; statements about the structure, timing and completion of the proposed transaction; and other matters, including Disc’s expectations with respect to its AURORA and BEACON clinical trials and Phase 1b/2a clinical study of DISC-0974 in myelofibrosis and anemia, its plans to initiate a Phase 2 study of DISC-0974 in chronic kidney disease, and other statements that are not historical in nature. These forward-looking statements include express or implied statements relating to Disc’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Disc, Gemini or the proposed transaction will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Disc’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the conditions to the closing of the transaction are not satisfied, including the failure to obtain stockholder approval for the transaction; the risk that the concurrent financing is not completed in a timely manner or at all; uncertainties as to the timing of the consummation of the transaction and the ability of each of Gemini and Disc to consummate the transaction, including the concurrent financing; risks related to Gemini’s continued listing on the Nasdaq Stock Market until closing of the proposed transaction; risks related to Gemini’s and Disc’s ability to correctly estimate their respective operating expenses and expenses associated with the transaction, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the merger on Gemini’s or Disc’s business relationships, operating results and business generally; costs related to the merger; the outcome of any legal proceedings that may be instituted against Gemini, Disc or any of their respective directors or officers related to the merger agreement or the transactions contemplated thereby; the ability of Gemini or Disc to protect their respective intellectual property rights; competitive responses to the transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; and legislative, regulatory, political and economic developments. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the proxy statement/prospectus included in the registration statement on Form S-4 (the “Initial Registration Statement”), which was initially filed on September 2, 2022, as amended by Amendment No. 1 to the Initial Registration Statement filed with the SEC on October 7, 2022, Amendment No. 2 to the Initial Registration Statement filed with the SEC on November 3, 2022, Amendment No. 3 to the Initial Registration Statement filed with the SEC on November 23, 2022 and Amendment No. 4 to the Initial Registration Statement filed with the SEC on December 1, 2022 (together with the Initial Registration Statement, the “Registration Statement”) and declared effective on December 2, 2022, in connection with the transaction and other documents filed by Gemini from time to time with the SEC. Should one or more of these risks or uncertainties materialize, or should any of Disc’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the ongoing COVID-19 pandemic and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Disc’s forward-looking statements only speak as of the date they are made, and Gemini and Disc do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

No Offer or Solicitation

In connection with the proposed transaction between Gemini and Disc, Gemini filed with the SEC a registration statement on Form S-4, as amended, containing a definitive proxy statement/prospectus of Gemini. The registration statement was declared effective by the SEC on December 2, 2022, and the special meeting of Gemini stockholders is scheduled to be held on December 28, 2022. GEMINI URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GEMINI, DISC, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the definitive proxy statement/prospectus and other documents filed by Gemini with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders should note that Gemini communicates with investors and the public using its website (www.geminitherapeutics.com) and the investor relations website (https://investors.geminitherapeutics.com/) where anyone is able to obtain free copies of the proxy statement/prospectus and other documents filed by Gemini with the SEC and stockholders are urged to read the proxy statement/prospectus/information statement and the other relevant materials before making any voting or investment decision with respect to the proposed transaction.

Additional Information and Where to Find It

In connection with the proposed transaction between Gemini and Disc, Gemini filed with the SEC a registration statement on Form S-4, as amended, containing a definitive proxy statement/prospectus of Gemini. The registration statement was declared effective by the SEC on December 2, 2022, and the special meeting of Gemini stockholders is scheduled to be held on December 28, 2022. GEMINI URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GEMINI, DISC, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the definitive proxy statement/prospectus and other documents filed by Gemini with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders should note that Gemini communicates with investors and the public using its website (www.geminitherapeutics.com) and the investor relations website (https://investors.geminitherapeutics.com/) where anyone is able to obtain free copies of the proxy statement/prospectus and other documents filed by Gemini with the SEC and stockholders are urged to read the proxy statement/prospectus/information statement and the other relevant materials before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Gemini, Disc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Gemini’s directors and executive officers is included in Gemini’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference as filed with the SEC, and the definitive proxy/prospectus filed by Gemini with the SEC on December 2, 2022, and any amendments thereto as filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Media Contact

Peg Rusconi

Verge Scientific Communications

prusconi@vergescientific.com

Investor Relations Contact

Christina Tartaglia (Investor)

Stern Investor Relations

christina.tartaglia@sternir.com

Exhibit 99.2

Disc Medicine | ODD Social Media

Date	LinkedIn	Twitter (max 280 characters)	Image
Tuesday, Dec 27 at 8 am ET

The U.S. FDA recently granted orphan drug designation to bitopertin for the treatment of erythropoietic protoporphyria (#EPP) - read more: [link to press release]

Bitopertin is an experimental agent and is not approved for use as a therapy in any jurisdiction worldwide.

The U.S. FDA recently granted orphan drug designation to bitopertin for the treatment of erythropoietic protoporphyria (#EPP) - read more: [link to press release]

1